

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 23, 2009

By U.S. Mail and facsimile to (509)526-8873

Lloyd W. Baker
Executive Vice President and Chief Financial Officer
Banner Corporation
10 South First Avenue
Walla Walla, WA 99362

> **Re:** **Banner Corporation**
> **File No. 0-26584**
> **Form 10-K for the period ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, June 30 and September 30, 2008**
> **Form 8-K**
> **Filed January 28, 2009**

Dear Mr. Baker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to our comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us drafts of your proposed revisions to your future filings in response to our comments. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K

Business, page 4

Lending Activities, page 5

1. Please refer to your response to comment 1 of our December 23, 2008 letter, in which you reiterate many of the disclosures included in your document. We have read your document and continue to believe that an increased level of transparency surrounding your underwriting policies and procedures is appropriate. We re-issue our comment and request that you revise future filings accordingly. Also, please disclose your definition of sub-prime lending in your future revisions.

2.   Please refer to your response to comment 2 of our December 23, 2008 letter.
        Please revise future filings to clarify the following:

- We note your disclosure that generally ARM loans held in portfolio do not allow
  for interest-only payments or negative amortization of principal. While we note
  from your response that you do not maintain a database that would allow you to
  identify all exceptions to your underwriting practices, we assume you can
  quantify the ARM loans that do allow for interest-only payments and/or negative
  amortization. Please revise to quantify these loans and to provide an expanded
  discussion of your underwriting policies and procedures for them. If you are not
  able to quantify the amounts of such loans, disclose that fact. To the extent you
  believe the amounts are immaterial, please quantify them for us in your response
  and provide us your related underwriting policies and procedures.

- Please revise future filings to discuss the circumstances under which you would
  not require private mortgage insurance on residential loans with a loan-to-value
  ratio greater then 80% and quantify the amount of these loans. To the extent you
  believe the amounts are immaterial, please include in your response a discussion
  of the circumstances under which you would not require private mortgage
  insurance on residential loans with a loan-to-value ratio greater then 80% and
  quantify the amount of these loans.

- Where you use the terms such as "generally" and "usually" in future filings,
  please specifically disclose, if true, that any exceptions to your disclosed policies
  and procedures are immaterial. Also, incorporate the portion of your response
  that discusses your decision process for making exceptions to your standard
  underwriting practices into your disclosures.

3.   Please refer to your response to comment 3 of our December 23, 2008 letter and
        revise future filings to incorporate, as set forth in your response, that all adjustable
        rate loans are underwritten at fully indexed interest rates.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Non-Performing Assets, page 41

4.   Please refer to your response to comment 5 of our December 23, 2008 letter. We
        understand that the development of the allowance for loan losses is not a simple
        mathematical formula tied to one or two ratios; however, we continue to believe
        that asset quality ratios can identify important trends in the allowance for loan
        losses, non-performing assets and your loan portfolio. We re-issue comment 5 of
        our December 23, 2008 letter and request that you revise future filings to include
        an expanded discussion of the trends depicted by your asset quality ratios between

quarters, including a chronology of events that lead to the deteriorating assets quality ratios between periods. Also, considering the significant provision recorded in the fourth quarter of 2008, include a discussion of the specific facts and circumstances that occurred in that quarter that were not present prior to September 30, 2008.

Form 10-Q for the Period Ended June 30, 2008

Financial Statements beginning on page 3

5.   Please refer to your response to comment 14 of our December 23, 2008 letter. We agree that the expanded tables in your MD&A are helpful in understanding changes in your balance sheet; however, we believe that footnote disclosure of the items cited in our comment is appropriate because of their significance to your business. Given the significant fluctuations experienced in the interim periods, updated disclosures of such activity are warranted in your interim footnotes. At a minimum, please revise future filings to include summary information of loans, the allowance for loan losses and associated credit disclosures in your footnotes to your interim financial statements.

Non-GAAP Measurements, page 24

6.   Please refer to your response to comment 18 of our December 23, 2008 letter. We have considered your response and continue to believe that the presentation of non-GAAP measures for recurring items does not comply with the spirit of the Commission's guidance on these measures. Accordingly, please revise your presentations as necessary to address the following:

- Based on the guidance of Question 11 under Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the FAQ's) which is available on our website, it appears that your earnings per share and other equity-related measures which exclude such items are prohibited and should be removed because the items which are being excluded do in fact accrue directly to shareholders.

- Similarly, your other performance measures, including the "Other operating income (Loss) EXCLUDING change in valuation of financial instruments carried at fair value and goodwill write-off/Average assets", "Other operating expense EXCLUDING goodwill write-off/Average assets", "Efficiency ratio (other operating expense/revenue) EXCLUDING change in valuation of financial instruments carried at fair value and goodwill write-off", and "Return (Loss) on average assets EXCLUDING change in valuation of financial instruments carried at fair value and goodwill write-off", appear to be prohibited as your disclosures and response do not provide the disclosures required by Question 8 of the FAQ's to substantiate its usefulness. Further, the usefulness of these measures is not apparent because the items being excluded are directly attributable to the measures being adjusted. For instance, goodwill impairments and valuation adjustments would be expected to affect an entity's return on average assets and therefore should not be excluded from such measures.

- Similarly, your disclosures and response do not provide sufficient support to substantiate the usefulness of "NET INCOME (LOSS) FROM RECURRING OPERATIONS" as prescribed in the guidance of Question 8 of the FAQ's. Absent such disclosures, this measure is prohibited.

- Further, if you are able to support this measure, its title "NET INCOME (LOSS) FROM RECURRING OPERATIONS" does not appear to adequately convey the amounts reflected in that you are excluding certain recurring operating adjustments.

- Your current presentation gives undue emphasis to such measures. For example, see page 26 of your Form 10-Q for the periods ended September 30, 2008 where you state that you "believe that they provide more useful and comparative information to assess trends in the Company's core operations reflected in the current and comparative financial statement".

- Therefore, please revise your future filings to eliminate such Non-GAAP measures which exclude recurring items such as the changes in valuation of financial instruments. In light of the additional goodwill impairments charges recorded in the fourth quarter of 2008, it appears such charges may be considered recurring charges as well.

- We understand the needs of investors and analysts and that they may choose to adjust reported information for any number of items. We also understand the volatility that can be associated with the items you have indentified; however, we note significant volatility in numerous line items in your financial statements. We believe that the effects of recurring items are best discussed <u>narratively</u> in the context of MD&A and that analysts and investors can best select what items to adjust reported GAAP information based on their needs. Accordingly, we would not object to a <u>narrative</u> discussion of the effects of the change in valuation of financial instruments carried at fair value.

<u>Item 11. Executive Compensation</u>

<u>Compensation Discussion and Analysis, page 12 of DEF 14A</u>

7.   Please refer to comment 8 in our letter dated December 23, 2008. Please tell the staff, and disclose in future filings, what factors the committee considered that led to the equity awards granted for 2007. We note that the committee does not use a formalized system for weighting the factors considered.

8.   Please refer to comments 11 and 12 in our letter dated December 23, 2008. We note your response that the committee's decisions regarding certain forms of compensation were subjective in nature, taking into account individual and corporate performance. We also note that performance targets were not used. Please tell the staff, and in future filings disclose, how corporate and individual performance influenced the board's compensation decisions, and describe the extent to which the board exercised its discretion in awarding compensation.

Form 8-K filed January 28, 2009

9.   We note that you recognized a $71.1 million impairment to goodwill in the fourth quarter of 2008. Please tell the staff the approximate date on which it was determined that a charge for impairment to goodwill would be recognized.

                *   *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-6851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief